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STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.827.9523
SDRAKE@EBGLAW.COM






                                   May 9, 2006



VIA EDGAR

Owen Pinkerton, Senior Counsel
United States Securities and Exchange Commission
Washington, D.C.  20549

         Re:   Circle Group Holdings, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Registration No.:  01-32134 - Filed on April 20, 2006
               ----------------------------------------------------------------

Dear Ladies and Gentlemen:

Reference is made to the Preliminary Proxy Statement of Circle Group Holdings, Inc. (the "Company"), filed on April 20, 2006, and to the staff's letter of comments thereto, dated May 5, 2006.

On behalf of the Company, we are delivering to you herewith via EDGAR a copy of Amendment No. 1 to the Company's Preliminary Proxy Statement marked to indicate changes from the original filing, most of which are responsive to the staff's comments.

With respect to our responses to the staff's comments, which follow, for ease of the staff's review, we have set forth the staff's comment and comment number in bold immediately preceding our response.

     1. You state on page 4 of your preliminary proxy statement that the reason for the proposed name change is that your Board of Directors believes "the proposed name will better describe the Company as it has evolved from its creation in 1994." From our review of your Form 8-K filed on April 28, 2006, it appears that another purpose of your proposed name change is to facilitate your attempt to root out phantom shares. Please revise your preliminary proxy statement to note this additional purpose.

Owen Pinkerton, Senior Counsel
May 9, 2006
Page 2

     The Company reaffirms that the sole reason to change its name is to better describe its evolved focus on its Z-Trim product. The Company's realization of the phantom stock issue and related market manipulation and its commitment to do something about it came subsequent to the decision to seek shareholder approval to change its name. However, inasmuch as the Company could, to the extent possible, try to take advantage of the name change as part of the strategy to deal with the market manipulation issues, the Company proposes to add the following disclosure to page 4 of the proxy statement:

         In addition to the business reason to change the Company's name, if the name change is approved, the Company will, to the extent possible, utilize that fact and the resulting exchange of certificates to the Company's advantage as it confronts various market manipulation tactics that may be impacting the Company's stock. The Company is developing a strategy to combat that problem. That strategy may incorporate the mandatory exchange of certificates that would follow our name change should it be approved.


     2. In your Form 8-K filed on April 28, 2006, you state that you "intend to issue a non-cusip dividend share known as a `D-Share', on a one-for-one-basis for each genuine ZTM share presented directly to the Company within a designated period of time." Please advise us if you intend to register this transaction. If you intend to rely on an exemption from registration, please provide us with your analysis as to why you may rely on this exemption. If you believe that the proposed transaction would not constitute a sale of securities under Section 2(a)(3) of the Securities Act, please provide us with an analysis that supports this position. In connection with this, we note that your shareholders appear to be providing you with consideration for the D Shares as you requiring them to obtain their paper certificates in order to be eligible to receive the D Shares.


     First, the Company has not finalized its plan to combat the market manipulation it believes is occurring with its stock. Since filing its 8-K on April 28, 2006, the Company has received a significant amount of feedback from the American Stock Exchange and the SEC's staff and the Company continues to refine its strategy. Second, to the extent the Company's plan includes the sale of securities the Company would, of course, register those securities or seek an exemption from registration. The Company would be happy to discuss its plan with the staff once the plan is finalized. However, the Company does not believe that plan has bearing upon the proxy statement beyond the proposed disclosure outlined above.

Additionally, please note that attached hereto as Appendix A is a statement from the Company as requested by the staff in its comment letter.

Owen Pinkerton, Senior Counsel
May 9, 2006
Page 3



Should you have any questions, kindly call the undersigned.

                                Very truly yours,

                                /s/ Stephen R. Drake
                                --------------------
                                Stephen R. Drake

                                                                      Appendix A

May 9, 2006
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Circle Group Holdings, Inc. (the "Company") hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing of its proxy statement on Schedule 14A;

     o    Staff  comments or changes to disclosure in response to staff comments
          do  not  foreclose  the  Securities  and  Exchange   Commission   (the
          "Commission") from taking any action with respect to such filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Gregory J. Halpern
----------------------
Gregory J. Halpern
Chief Executive Officer